                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of June  , 1999

Frontline Ltd. (formerly London & Overseas Freighters Limited)
_________________________________________________________________
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
_________________________________________________________________
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

    Form 20-F      X
    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

FRONTLINE ACQUIRES MORE SHARES IN ICB SHIPPING AB

Frontline Ltd. including subsidiaries has as of June 23 increased their holding in ICB Shipping AB to 68 per cent of the outstanding capital and 44 per cent of the outstanding votes.


Hamilton, Bermuda, June 23, 1999

The Board of Frontline Ltd.

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                    Frontline Ltd.
                                    (Registrant)




Date:  June 23, 1999                By ______________________
                                    /s/ Kate Blankenship
                                    __________________________
                                    Kate Blankenship
                                    Secretary


































                                3
02089006.AA9